UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

REMARKABLE VIEWS CONSULTANTS LTD.

4F, NO. 13-19, SEC. 6

MINQUAN E. ROAD, NEIHU DIST.

114 TAIPEI, TAIWAN

REPUBLIC OF CHINA

TELEPHONE: +866 2 7727 1280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Remarkable Views Consultants Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands (BVI)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,841,769 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,841,769 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,841,769 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.8% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by Remarkable Views Consultants Ltd. (“RV”) and Victor Chu (“Mr. Chu”) (RV and Mr. Chu are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by RV. Mr. Chu is the sole director of RV. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of the option described under Item 3 of this Amendment. Mr. Chu may be deemed to hold voting and dispositive power with respect to the shares held of record by RV.

(3)	This percentage set forth on the cover sheets is calculated based on 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021,and does not reflect the disposition of any shares that would be transferred upon the exercise of the option described under Item 3 of this Amendment.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Victor Chu
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,841,769 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,841,769 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,841,769 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 16.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned by RV. Mr. Chu is the sole director of RV. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of the option described under Item 3 of this Amendment. Mr. Chu may be deemed to hold voting and dispositive power with respect to the shares held of record by RV.

(3)	This percentage set forth on the cover sheets is calculated based on 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the option described under Item 3 of this Amendment.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Statement”), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On May 18, 2021, RV and DD Global Holdings Limited (“DD Global”), entitie which hold shares of Common Stock of Canoo Inc. (the “Issuer”), entered into separate Option Agreements with AFV Partners LLC (“AFV Partners”) (the “Option Agreements”), pursuant to which, RV and DD Global granted to AFV Partners options to purchase 1,200,000 shares and 2,400,000 shares of the Issuer’s Common Stock, respectively, for no consideration.

The option shares in the Option Agreements each have an exercise price of $5.83, per share, and are exercisable beginning on May 18, 2021 through June 19, 2024, subject to a 30-day extension period in case the parties are required to obtain regulatory approval for the transfer of the shares to AFV Partners upon exercise of the options. Exercise of the options and delivery of the shares thereunder is conditioned on obtaining any required prior regulatory approval and evidence that both options are exercised by AFV Partners concurrently.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of this Amendment is incorporated into this Item 4 by reference. AFV Partners acquired the aforementioned securities for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock or other securities of the Issuer in the sixty (60) days preceding the date of this Amendment. The number of shares over which the Reporting Persons have beneficial ownership, does not reflect the disposition of any shares that would be transferred upon the exercise of the option described under Item 3 of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of the Amendment is incorporated into this Item 6 by reference. The Option Agreement is attached hereto as an exhibit and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Power of Attorney (incorporated by reference to Exhibit B to the Statement filed on December 31, 2020).

C.	Option Agreement, dated as of May 18, 2021, by and between Remarkable Views Consultants Ltd. and AFV Partners LLC (incorporated by reference to AFV Partners LLC’s Amendment No. 1 to Schedule 13D filed on May 21, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2021

Remarkable Views Consultants Ltd.

By:	Victor Chu, by /s/ Ron A. Metzger, Attorney-in-Fact
Victor Chu, Sole Director

By:	Victor Chu, by /s/ Ron A. Metzger, Attorney-in-Fact
Victor Chu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

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